CUSIP No. 629579 10 3	Schedule 13D/A	Page 1 of 30

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 21)1

NACCO Industries, Inc.

(Name of Issuer)

Class A Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 10 3

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 629579 10 3	Schedule 13D/A	Page 2 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 269,803
	8	SHARED VOTING POWER 510,364
	9	SOLE DISPOSITIVE POWER 269,803
	10	SHARED DISPOSITIVE POWER 510,364
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 3 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,092
	8	SHARED VOTING POWER 455,677
	9	SOLE DISPOSITIVE POWER 53,092
	10	SHARED DISPOSITIVE POWER 455,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 508,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 4 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,494
	8	SHARED VOTING POWER 460,080
	9	SOLE DISPOSITIVE POWER 26,494
	10	SHARED DISPOSITIVE POWER 460,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 5 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,461
	8	SHARED VOTING POWER 453,069
	9	SOLE DISPOSITIVE POWER 75,461
	10	SHARED DISPOSITIVE POWER 453,069
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 6 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 383
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 443,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 7 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,233
	8	SHARED VOTING POWER 45,836
	9	SOLE DISPOSITIVE POWER 36,233
	10	SHARED DISPOSITIVE POWER 489,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 8 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500
	8	SHARED VOTING POWER 10,524
	9	SOLE DISPOSITIVE POWER 500
	10	SHARED DISPOSITIVE POWER 348,713
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 9 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,768
	8	SHARED VOTING POWER 1,771
	9	SOLE DISPOSITIVE POWER 15,768
	10	SHARED DISPOSITIVE POWER 340,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 10 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,502
	8	SHARED VOTING POWER 75,461
	9	SOLE DISPOSITIVE POWER 9,502
	10	SHARED DISPOSITIVE POWER 519,028
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 11 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,006
	8	SHARED VOTING POWER 269,803
	9	SOLE DISPOSITIVE POWER 21,006
	10	SHARED DISPOSITIVE POWER 759,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 12 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,622
	8	SHARED VOTING POWER 61,580
	9	SOLE DISPOSITIVE POWER 3,622
	10	SHARED DISPOSITIVE POWER 505,147
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 508,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 13 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,783
	8	SHARED VOTING POWER 40,404
	9	SOLE DISPOSITIVE POWER 2,783
	10	SHARED DISPOSITIVE POWER 483,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 14 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,656
	8	SHARED VOTING POWER 45,836
	9	SOLE DISPOSITIVE POWER 3,656
	10	SHARED DISPOSITIVE POWER 490,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 15 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,836
	8	SHARED VOTING POWER 3,656
	9	SOLE DISPOSITIVE POWER 45,836
	10	SHARED DISPOSITIVE POWER 448,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 16 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 12,126
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 350,421
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 17 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth B. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 10,196
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 348,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 18 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,373
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 346,668
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 19 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,836
	8	SHARED VOTING POWER 36,233
	9	SOLE DISPOSITIVE POWER 45,836
	10	SHARED DISPOSITIVE POWER 479,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 20 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia Rankin Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,597
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 343,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 21 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lynne T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 563
	8	SHARED VOTING POWER 16,976
	9	SOLE DISPOSITIVE POWER 563
	10	SHARED DISPOSITIVE POWER 355,271
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 22 of 30

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe R. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,126
	8	SHARED VOTING POWER 722
	9	SOLE DISPOSITIVE POWER 12,126
	10	SHARED DISPOSITIVE POWER 339,017
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579 10 3	Schedule 13D/A	Page 23 of 30

This Amendment No. 21 to Schedule 13D (this “Amendment No. 21”) is hereby filed to update and supplement certain information with respect to the shares of Class A Common Stock (the “Class A Common”) of NACCO Industries, Inc. (the “Company”) held by Rankin Associates II, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Schedule 13D on February 18, 1998 (the “Initial Filing”), as amended on March 30, 1998 (the “Amendment No. 1”), as amended on April 20, 1998 (the “Amendment No. 2”), as amended on January 11, 1999 (the “Amendment No. 3”), as amended on May 28, 1999 (the “Amendment No. 4”), as amended on November 13, 2000 (the “Amendment No. 5”), as amended on February 14, 2001 (the “Amendment No. 6”), as amended on January 10, 2002 (the “Amendment No. 7”), as amended on October 31, 2002 (the “Amendment No. 8”), as amended on January 9, 2003 (the “Amendment No. 9”), as amended on April 28, 2003 (the “Amendment No. 10”), as amended on February 17, 2004 (the “Amendment No. 11”), as amended on February 15, 2005 (the “Amendment No. 12”), as amended on February 14, 2006 (the “Amendment No. 13”), as amended on February 14, 2007 (the “Amendment No. 14”), as amended on February 14, 2008 (the “Amendment No. 15”), as amended on February 13, 2009 (the “Amendment No. 16”), as amended on February 16, 2010 (the “Amendment No. 17”), as amended on February 14, 2011 (the “Amendment No. 18”), as amended on February 14, 2012 (the “Amendment No. 19”), and as amended on February 14, 2013 (the “Amendment No. 20”) (collectively, the “Filings”). This Amendment No. 21 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisitions and/or dispositions of shares of Class A Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2. Identity and Background

(a) – (c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading Claiborne R. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced by the following:

Claiborne R. Rankin, Jr. Mr. Rankin’s address is 600 W. Drummond #308, Chicago, IL 60619. He is employed in software sales at BrokerSavant, Inc.

The statements under the heading Julia Rankin Kuipers, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Julia Rankin Kuipers. Ms. Kuipers’ address is 161 Cushing Street, Cambridge, MA 02138. She is employed as an Education Specialist.

Item 5. Interest in Securities of the Issuer

(a) – (b) The first paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings is hereby deleted and replaced in its entirety by the following:

Pursuant to the Act and the regulations thereunder, the Reporting Persons may be deemed as a group to beneficially own 338,295 shares of Class A Common, the aggregate number of shares of Class A Common which are held by the Partnership, representing approximately 5.4% of the outstanding Class A Common as of December 31, 2013.

The sixth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Alfred M. Rankin, Jr. is hereby deleted and replaced in its entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin (a) shares with his mother (Clara L.T. Rankin) the power to vote and dispose of 18,400 shares of Class A Common pursuant to an agreement with his mother, creating a trust for the benefit of her grandchildren; (b) shares with PNC Bank, N.A. (“PNC”) the power to vote and dispose of 27,008 shares of Class A Common held by the A.M. Rankin Sr. GST Trusts for the benefit of Alfred M. Rankin, Sr.’s grandchildren; (c) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; (d) shares with the other partners of Rankin IV the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV; (e) has the sole

CUSIP No. 629579 10 3	Schedule 13D/A	Page 24 of 30

power to vote and dispose of 225,643 shares of Class A Common under the Alfred Rankin Trust, with himself as trustee and for his benefit; (f) has the sole power to vote and dispose of 14,160 shares of Class A Common held in an individual retirement account; (g) is deemed to share with his spouse (Victoire Rankin) the power to vote and dispose of 21,006 shares of Class A Common owned by his spouse; (h) shares with his brother (Bruce T. Rankin) the power to vote and dispose of 383 shares of Class A Common held in trust for the benefit of that brother; and (i) has the sole power to vote and dispose of 30,000 shares of Class A Common under the Alfred M. Rankin, Jr. 2011 Grantor Retained Annuity Trust, with himself as trustee and for his benefit. Collectively, the 780,167 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.4% of the Class A Common outstanding as of December 31, 2013.

The seventh paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Thomas T. Rankin is hereby deleted and replaced in its entirety by the following:

Thomas T. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 53,092 shares of Class A Common under the Thomas Rankin Trust; (b) is deemed to share with his spouse (Corbin K. Rankin) the power to vote and to dispose of 3,622 shares of Class A Common owned by his spouse; (c) shares as a co-trustee with his son (Matthew M. Rankin) of a trust for the benefit of his son the power to vote and dispose of 8,488 shares of Class A Common; (d) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; and (e) shares with the other partners of Rankin IV the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 508,769 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 8.1% of the Class A Common outstanding as of December 31, 2013.

The eighth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Claiborne R. Rankin is hereby deleted and replaced in its entirety by the following:

Claiborne R. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 26,494 shares of Class A Common under the Claiborne Rankin Trust; (b) is deemed to share, as trustee, the power to vote and dispose of 8,373 shares of Class A Common held in trust for the benefit of his son (Claiborne R. Rankin, Jr.); (c) is deemed to share, as trustee, the power to vote and dispose of 5,357 shares of Class A Common held in trust for the benefit of his daughter (Julia Rankin Kuipers); (d) is deemed to share with his spouse (Chloe O. Rankin) the power to vote and dispose of 2,783 shares of Class A Common owned by his spouse; (e) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; and (f) shares with the other partners of Rankin IV the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 486,574 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 7.7% of the Class A Common outstanding as of December 31, 2013.

The ninth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Roger F. Rankin is hereby deleted and replaced in its entirety by the following:

Roger F. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 75,461 shares of Class A Common under the Roger F. Rankin Trust; (b) is deemed to share with his spouse (Alison A. Rankin) the power to vote and dispose of 4,133 shares of Class A Common held in trust for his daughter (A. Farnham Rankin) and 2,246 shares of Class A Common held in trust for another daughter (Elisabeth M. Rankin) for which his spouse is trustee; (c) is deemed to share with his spouse the power to vote and dispose of 3,123 shares of Class A Common owned by his spouse; (d) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; and (e) shares with the other partners of Rankin IV the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 528,530 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 8.4% of the Class A Common outstanding as of December 31, 2013.

CUSIP No. 629579 10 3	Schedule 13D/A	Page 25 of 30

The tenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Bruce T. Rankin is hereby deleted and replaced in its entirety by the following:

Bruce T. Rankin. Mr. Rankin (a) is deemed to share with his brother (Alfred M. Rankin, Jr.) the power to vote and dispose of 383 shares of Class A Common held by a trust, created for his benefit and for which his brother is the trustee; (b) shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; and (c) shares with the other partners of Rankin IV the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 443,950 shares of Class A Common held by Mr. Rankin constitute approximately 7.1% of the Class A Common outstanding as of December 31, 2013.

The eleventh paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by John C. Butler, Jr. is hereby deleted and replaced in its entirety by the following:

John C. Butler, Jr. Mr. Butler (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 31,664 shares of Class A Common held by Mr. Butler, including (i) 28,864 shares of Class A Common held in a revocable trust for the benefit of Mr. Butler, and (ii) 2,800 shares of Class A Common held in his individual retirement account; (c) as trustee, has sole power to vote and dispose of 2,362 shares of Class A Common held in a trust for the benefit of his minor daughter (Clara R. Butler); (d) as trustee, has sole power to vote and dispose of 2,207 shares of Class A Common held in a trust for the benefit of his minor son (Griffin B. Butler); (e) is deemed to share with his spouse (Helen R. Butler) the power to vote and dispose of 45,836 shares of Class A Common beneficially owned by his spouse; and (f) shares with the other partners of Rankin IV the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 525,636 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 8.4% of the Class A Common outstanding as of December 31, 2013.

The twelfth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Matthew M. Rankin is hereby deleted and replaced in its entirety by the following:

Matthew M. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 500 shares of Class A Common; (b) as a co-trustee, Mr. Rankin shares with his father (Thomas T. Rankin) the power to vote and dispose of 8,488 shares of Class A Common held in a trust for the benefit of Mr. Rankin; (c) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (d) is deemed to share with his spouse (Elizabeth B. Rankin) the power to vote and dispose of 722 shares of Class A Common owned by his spouse; (e) as a co-trustee, Mr. Rankin shares with his brother (James T. Rankin) the power to vote and dispose of 645 shares of Class A Common held in a trust for the benefit of his daughter (Mary M. Rankin); and (f) as a co-trustee, Mr. Rankin shares with his brother (James T. Rankin) the power to vote and dispose of 563 shares of Class A Common held in a trust for the benefit of his son (William A. Rankin). Collectively, the 349,213 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 5.6% of the Class A Common outstanding as of December 31, 2013.

The thirteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of James T. Rankin is hereby deleted and replaced in its entirety by the following:

James T. Rankin. Mr. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 15,768 shares of Class A Common; (c) is deemed to share with his spouse (Lynne T. Rankin) the power to vote and dispose of 563 shares of Class A Common owned by his spouse; (d) as a co-trustee, Mr. Rankin shares with his brother (Matthew M. Rankin) the power to vote and dispose of 645 shares of Class A Common held in a trust for the benefit of his niece (Mary M. Rankin); and (e) as a co-trustee, Mr. Rankin shares with his brother (Matthew M. Rankin) the power to vote and dispose of 563 shares of Class A Common held in a trust for the benefit of his nephew (William A. Rankin). Collectively, the 355,834 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 5.7% of the Class A Common outstanding as of December 31, 2013.

CUSIP No. 629579 10 3	Schedule 13D/A	Page 26 of 30

The fourteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Alison A. Rankin is hereby deleted and replaced in its entirety by the following:

Alison A. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 3,123 shares of Class A Common; (c) is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose of 75,461 shares of Class A Common owned by a revocable trust for the benefit of her spouse; (d) has the sole power to vote and to dispose of 4,133 shares of Class A Common held in trust for a daughter (A. Farnham Rankin) and 2,246 shares of Class A Common held in trust for another daughter (Elisabeth M. Rankin), as trustee under both trusts; and (e) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 528,530 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 8.4% of the Class A Common outstanding as of December 31, 2013.

The fifteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Victoire G. Rankin is hereby deleted and replaced in its entirety by the following:

Victoire G. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has the sole power to vote and dispose of 21,006 shares of Class A Common held in a trust created under the Agreement, dated September 28, 2000, creating a trust for the benefit of Mrs. Rankin; (c) is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to vote and dispose of 18,400 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Clara L.T. Rankin because her spouse is trustee of such trust; (d) is deemed to share with her spouse the power to vote and dispose of 27,008 shares of Class A Common held in trusts created for the benefit of the grandchildren of Alfred M. Rankin, Sr. because her spouse is a co-trustee of such trusts; (e) is deemed to share with her spouse the power to vote and dispose of 225,643 shares of Class A Common owned by a revocable trust for the benefit of her spouse; (f) is deemed to share with her spouse the power to vote and dispose of an additional 14,160 shares of Class A Common held by her spouse in an individual retirement account; (g) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV; (h) is deemed to share with her spouse the power to vote and dispose of 383 shares of Class A Common held in a trust for the benefit of his brother (Bruce T. Rankin) because her spouse is trustee of such trust; and (i) is deemed to share with her spouse the power to vote and dispose of 30,000 shares of Class A Common under the Alfred M. Rankin, Jr. 2012 Grantor Retained Annuity Trust, with her spouse as trustee and for his benefit. Collectively, the 780,167 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 12.4% of the Class A Common outstanding as of December 31, 2013.

The sixteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Corbin K. Rankin is hereby deleted and replaced in its entirety by the following:

Corbin K. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 3,622 shares of Class A Common held by Mrs. Rankin; (c) is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose of 53,092 shares of Class A Common owned by a revocable trust for the benefit of her spouse; (d) is deemed to share with her spouse the power to vote and dispose of 8,488 shares of Class A Common held by her spouse as a co-trustee of a trust for the benefit of her son (Matthew M. Rankin); and (e) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 508,769 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 8.1% of the Class A Common outstanding as of December 31, 2013.

CUSIP No. 629579 10 3	Schedule 13D/A	Page 27 of 30

The seventeenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Chloe O. Rankin is hereby deleted and replaced in its entirety by the following:

Chloe O. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (Claiborne R. Rankin) the power to vote and dispose of 26,494 shares of Class A Common held by a revocable trust created for the benefit of her spouse; (c) is deemed to share with her spouse the power to vote and dispose of 8,373 shares of Class A Common owned by a trust created for the benefit of her son (Claiborne R. Rankin, Jr.) because her spouse is trustee of such trust; (d) is deemed to share with her spouse the power to vote and dispose of 5,357 shares of Class A Common held in a trust for the benefit of her daughter (Julia Rankin Kuipers) because her spouse is trustee of such trust; (e) has the sole power to vote and dispose of 2,783 shares of Class A Common held in a trust created under the Agreement, dated June 1, 1995, creating a trust for the benefit of Mrs. Rankin; and (f) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 486,574 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 7.7% of the Class A Common outstanding as of December 31, 2013.

The eighteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by David B. Williams is hereby deleted and replaced in its entirety by the following:

David B. Williams. Mr. Williams (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 3,656 shares of Class A Common held by Mr. Williams; (c) is deemed to share with his spouse (Clara R. Williams) the power to vote and dispose of 45,836 shares of Class A Common beneficially owned by his spouse; (d) as trustee, has sole power to vote and dispose of 2,207 shares of Class A Common held in a trust for the benefit of his minor daughter (Margo J. V. Williams); (e) as trustee, has sole power to vote and dispose of 832 shares of Class A Common held in a trust for the benefit of his minor daughter (Helen C. Williams); and (f) shares with the other partners of Rankin IV the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 496,098 shares of Class A Common beneficially owned by Mr. Williams constitute approximately 7.9% of the Class A Common outstanding as of December 31, 2013.

The nineteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Clara Rankin Williams is hereby deleted and replaced in its entirety by the following:

Clara Rankin Williams. Mrs. Williams (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has the sole power to vote and dispose of 45,836 shares of Class A Common held by a trust created for her benefit and for which she is the trustee; (c) is deemed to share with her spouse (David B. Williams) the power to vote and dispose of 2,207 shares of Class A Common owned by a trust created for the benefit of her minor daughter (Margo J. V. Williams) because her spouse is trustee of such trust; (d) is deemed to share with her spouse the power to vote and dispose of 832 shares of Class A Common owned by a trust created for the benefit of her minor daughter (Helen C. Williams) because her spouse is trustee of such trust; (e) is deemed to share the power to vote and dispose of 3,656 shares of Class A Common owned by her spouse (David B. Williams); and (f) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 496,098 shares of Class A Common beneficially owned by Mrs. Williams constitute approximately 7.9% of the Class A Common outstanding as of December 31, 2013.

The twentieth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Scott Seelbach is hereby deleted and replaced in its entirety by the following:

CUSIP No. 629579 10 3	Schedule 13D/A	Page 28 of 30

Scott Seelbach. Mr. Seelbach (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share the power to vote and dispose of 10,841 shares of Class A Common held in trust for the benefit of his spouse (Chloe E. Seelbach); (c) is deemed to share with his spouse the power to vote and dispose of 722 shares of Class A Common held by his spouse as trustee of a trust for the benefit of their minor daughter (Taplin E. Seelbach); (d) has sole power to vote and dispose of 722 shares of Class A Common; and (e) is deemed to share with his spouse the power to vote and dispose of 563 shares of Class A Common held by his spouse as trustee of a trust for the benefit of their minor daughter (Isabelle S. Seelbach). Collectively, the 351,143 shares of Class A Common beneficially owned by Mr. Seelbach constitute approximately 5.6% of the Class A Common outstanding as of December 31, 2013.

The twenty-second paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Elizabeth B. Rankin is hereby deleted and replaced in its entirety by the following:

Elizabeth B. Rankin. Mrs. Rankin (a) has sole power to vote and dispose of 722 shares of Class A Common; (b) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (c) is deemed to share with her spouse (Matthew M. Rankin) the power to vote and dispose of 8,488 shares of Class A Common held in a trust for the benefit of her spouse, for which her spouse is a co-trustee; (d) is deemed to share with her spouse the power to vote and dispose of 500 shares of Class A Common owned by her spouse; (e) is deemed to share with her spouse the power to vote and dispose of 645 shares of Class A Common held by her spouse as a co-trustee of a trust for the benefit of her daughter (Mary M. Rankin); and (f) is deemed to share with her spouse the power to vote and dispose of 563 shares of Class A Common held by her spouse as a co-trustee of a trust for the benefit of her son (William A. Rankin). Collectively, the 349,213 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 5.6% of the Class A Common outstanding as of December 31, 2013.

The twenty-third paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Claiborne R. Rankin, Jr. is hereby deleted and replaced in its entirety by the following:

Claiborne R. Rankin, Jr. Mr. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; and (b) shares the power to vote and dispose of 8,373 shares of Class A Common held in a trust created under the Agreement, dated August 25, 2000, for his benefit with his father (Claiborne R. Rankin), as trustee. Collectively, the 346,668 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 5.5% of the Class A Common outstanding as of December 31, 2013.

The twenty-fourth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Helen R. Butler is hereby deleted and replaced in its entirety by the following:

Helen R. Butler. Mrs. Butler (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (John C. Butler) the power to vote and dispose of 31,664 shares of Class A Common held by Mr. Butler, including (i) 28,864 shares of Class A Common held in a revocable trust for the benefit of Mr. Butler and (ii) 2,800 shares of Class A Common held in her spouse’s individual retirement account; (c) is deemed to share with her spouse (John C. Butler, as trustee) the power to vote and dispose of (i) 2,362 shares of Class A Common held in a trust for the benefit of her minor daughter (Clara R. Butler) and (ii) 2,207 shares of Class A Common held in a trust for the benefit of her minor son (Griffin B. Butler); (d) has sole power to vote and dispose of 45,836 shares of Class A Common; and (e) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 525,636 shares of Class A Common beneficially owned by Mrs. Butler constitute approximately 8.4% of the Class A Common outstanding as of December 31, 2013.

CUSIP No. 629579 10 3	Schedule 13D/A	Page 29 of 30

The twenty-fifth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Julia L. Rankin is hereby deleted and replaced in its entirety by the following:

Julia Rankin Kuipers. Ms. Kuipers (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) shares the power to vote and dispose of 5,357 shares of Class A Common held in a trust for her benefit with her father (Claiborne R. Rankin), as trustee; and (c) is deemed to share with her spouse (Jacob A. Kuipers) the power to vote and dispose of 240 shares of Class A Common owned by her spouse. Collectively, the 343,892 shares of Class A Common beneficially owned by Ms. Kuipers constitute approximately 5.5% of the Class A Common outstanding as of December 31, 2013.

The twenty-seventh paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Lynne T. Rankin is hereby deleted and replaced in its entirety by the following:

Lynne T. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 563 shares of Class A Common; (c) is deemed to share with her spouse (James T. Rankin) the power to vote and dispose of 15,768 shares of Class A Common owned by her spouse; (d) is deemed to share with her spouse the power to vote and dispose of 645 shares of Class A Common held by her spouse as a co-trustee of a trust for the benefit of her niece (Mary M. Rankin); and (e) is deemed to share with her spouse the power to vote and dispose of 563 shares of Class A Common held by her spouse as a co-trustee of a trust for the benefit of her nephew (William A. Rankin). Collectively, the 355,834 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 5.7% of the Class A Common outstanding as of December 31, 2013.

The twenty-eighth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Chloe R. Seelbach is hereby deleted and replaced in its entirety by the following:

Chloe R. Seelbach. Mrs. Seelbach (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 10,841 shares of Class A Common held in a trust for her benefit; (c) is deemed to share with her spouse (Scott Seelbach) the power to vote and dispose of 722 shares of Class A Common owned by her spouse; (d) has sole power to vote and dispose of 722 shares of Class A Common held in a trust for the benefit of her minor daughter (Taplin E. Seelbach); and (e) has sole power to vote and dispose of 563 shares of Class A Common held in a trust for the benefit of her minor daughter (Isabelle S. Seelbach). Collectively, the 351,143 shares of Class A Common beneficially owned by Mrs. Seelbach constitute approximately 5.6% of the Class A Common outstanding as of December 31, 2013.

[Signatures begin on the next page.]

[The Remainder of this page was intentionally left blank.]

CUSIP No. 629579 10 3	Schedule 13D/A	Page 30 of 30

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

RANKIN ASSOCIATES II, L.P.

By:	Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., President

RANKIN MANAGEMENT, INC.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., President

REPORTING INDIVIDUALS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara L. T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Thomas P. Rankin*
Attorney-in-Fact for Julia Rankin Kuipers*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2, at page 16, and Exhibit 4, at pages 25 and 26 of the Schedule 13D, filed February 18, 1998.